THE VILLAGE GREEN BOOKSTORE, INC.

                    COMPUTATION OF EARNINGS PER COMMON SHARE

                                     Three Months Ended    Nine Months Ended
                                          October 29,        October 30,
                                             1995               1995
                                     ------------------   -----------------

Primary Earnings Per Share (1)

Net Loss After Taxes                    $  (345,731)        $ (717,132)

Weighted Average
  Common Shares Outstanding               3,741,255          3,320,895

Primary Loss Per Share                  $     (0.09)        $    (0.22)



(1) Warrants and options, which are potentially dilutive, were not considered in the calculations because these items were anti-dilutive due to the net losses incurred during the reporting period.



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